Mail Stop 3561

September 28, 2006

Via U.S. Mail

Harold E. Rolfe, Esq.
Senior Vice President,
General Counsel and Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

Re: Hertz Global Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 18, 2006
File No. 333-135782

Dear Mr. Rolfe,

We have reviewed your responses to the comments in our letter dated September 13, 2006 and have the following comments in addition to the oral comments we raised in the September 24, 2006 conference call.   Please be advised that we are still considering the information in the letter you submitted to us on September 21, 2006.   We may have further comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Front Cover Page

1. We reissue comment 1 of our letter dated September 13, 2006. Please limit the number of underwriters identified on the cover page of the prospectus. We note that the first paragraph of your Underwriting section lists only five underwriters as the representatives of the underwriters. Revise accordingly.

Principal and Selling Stockholders, page 7

2. We reissue comment 5 of our letter dated September 13, 2006, in part. Please expand your disclosure to disclose the post-offering value of the sponsors' ownership interest in the company based on the offering price of the company's stock.

* * * * *

       As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Steven J. Slutzky, Esq.
      Debevoise & Plimpton LLP
      via facsimile: (212) 909-6836